

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 17, 2012

<u>Via Secure E-mail</u>
Mr. Huichun Qin
Chief Executive Officer
China Commercial Credit, Inc.
c/o National Registered Agents
160 Greentree Drive, Suite 101
Dover, DE 19904

> **Re: China Commercial Credit, Inc.**
> **Confidential Draft Registration Statement**
> **Submitted August 14, 2012**
> **CIK No. 0001556266**

Dear Mr. Qin:

　　Our preliminary review of your confidential draft registration statement indicates that it fails in numerous material respects to comply with the requirements of the form. We will not perform a detailed examination of the confidential draft registration statement and we will not issue comments because to do so would delay the review of other disclosure documents that do not appear to contain material deficiencies. In this regard, we note the following:

<u>General</u>

1.　　Please update your financial statements in accordance with Regulation S-X.

2.　　Please revise your registration statement to name the underwriter(s).

　　If you have questions or comments, please contact Michael F. Johnson, Staff Attorney, at (202) 551-3477. If you require further assistance, you may contact Kathryn McHale, Staff Attorney, at (202) 551-3466.

> Sincerely,
>
> /s/ John P. Nolan
>
> John P. Nolan
> Senior Assistant Chief Accountant